UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)(1)



                             Corautus Genetics Inc.
                   -----------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                   -----------------------------------------
                         (Title or Class of Securities)


                                   218139 20 2
                   -----------------------------------------
                                 (CUSIP Number)


                                 August 11, 2005
                   -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-l(b)
         [X] Rule 13d-l(c)
         [_] Rule 13d-1(d)


------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 15117N107                   13G                            PAGE 2 OF 6


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Boston Scientific Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)   [_]
         N/A                                                          (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         The State of Delaware
--------------------------------------------------------------------------------
                        5        SOLE VOTING POWER

                                 3,525,603 (*)
    NUMBER OF           --------------------------------------------------------
      SHARES            6        SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    0
       EACH             --------------------------------------------------------
    REPORTING           7        SOLE DISPOSITIVE POWER
      PERSON
       WITH                      3,525,603 (*)
                        --------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,525,603 (*)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)         [_]

         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.8% (*)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------


(*) See Item 4



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CUSIP NO. 15117N107                   13G                            PAGE 3 OF 6


ITEM 1(A).    NAME OF ISSUER:

              Corautus Genetics Inc.


ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              655 Nancy Ridge Drive, San Diego, CA 92121


ITEM 2(A).    NAME OF PERSON FILING:

              Boston Scientific Corporation


ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              One Boston Scientific Place, Natick, MA 01760-1537


ITEM 2(C).    CITIZENSHIP:

              The State of Delaware


ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.001 per share


ITEM 2(E).    CUSIP NUMBER:

              218139 20 2


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [_]  Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

              (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

              (c)  [_]  Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

              (d)  [_]  Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C 80a-8).


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CUSIP NO. 15117N107                   13G                            PAGE 4 OF 6


              (e)  [_]  An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E);

              (f)  [_]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

              (g)  [_]  A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

              (h)  [_]  A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j)  [_]  Group, in accordance with ss.240.13d-l(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP:

              (a)  Amount beneficially owned: 3,525,603 shares
              (b)  Percent of class: 16.8%
              (c)  Number of shares as to which such person has:
                   (i)    Sole Power to vote or to direct the vote:
                          3,525,603 shares
                   (ii)   Shared power to vote or to direct the vote: 0 shares
                   (iii)  Sole power to dispose or to direct the disposition of:
                          3,525,603 shares
                   (iv) Shared power to dispose or to direct the disposition of: 0 shares

The reporting person subscribed for 2,105,264 shares of Corautus Genetics Inc.'s common stock, par value $0.001 per share (the "Common Stock"), on June 27, 2005, pursuant to an Investment Agreement. The issuance of the shares to Boston Scientific was subject to the approval of Corautus's stockholders, which was obtained on August 11, 2005. The Common Stock represents beneficial ownership of approximately 10.7% of the class of common stock on an as-issued basis.

The reporting person subscribed for 1,385,377 shares of Corautus Genetics Inc.'s Series D Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), on July 20, 2003 pursuant to an Investment Agreement. Based on conversion price as of August 15, 2005, the Series D Preferred Stock is convertible into 1,420,339 shares of Corautus common stock. On an as-converted-to-common-stock basis, the Series D Preferred Stock represents beneficial ownership of approximately 7.5% of the class of common stock.



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CUSIP NO. 15117N107                   13G                            PAGE 5 OF 6


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF A GROUP:

              Not applicable.


ITEM 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP NO. 15117N107                   13G                            PAGE 6 OF 6



                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        August 15, 2005
                                  ----------------------------
                                            (Date)


                                  By: /s/ Lawrence J. Knopf
                                  ----------------------------
                                  Name:  Lawrence J. Knopf
                                  Title: Vice President and Assistant
                                         General Counsel